Exhibit 99.1

Revolut Starts Offering Its Services in Russia in Partnership with QIWI

NICOSIA, CYPRUS – June 5, 2018 – QIWI plc, (NASDAQ: QIWI) (MOEX:QIWI) (“QIWI” or the “Company”) and fintech company Revolut today announced their partnership and the launch of the Revolut services in Russia that will run on the payment infrastructure of QIWI Bank.

QIWI Group grants Revolut access to its banking infrastructure via open APIs, so that Revolut is now able to service Russian users.

QIWI APIs provide access to the infrastructure of QIWI Bank, including its banking licenses and technologies for customer identification, payment processing, and card issuance. QIWI and Revolut believe that the partnership has many potential synergies that arise from combining expertise in the development of fintech projects for various consumer niches. The partnership is preliminary targeting one of the growing niches of the Russian market - an audience which values savings and financial efficiency, travels actively, has strong international connections, and is interested in products such as low-cost FX money transfers.

In Russia, Revolut will only provide financial services to individuals. During the launch phase, basic product offering will be available including a mobile application and a multi-currency VISA card that allows to make payments, money and FX transfers in 130 currencies, as well as cash withdrawals from ATMs around the world. This product is free of charge for users.

FX and money transfers as well as cash withdrawals will be available at the interbank rate, without user commissions. Money transfers to 120 countries as well as wallet functionality in 26 currencies will be also available in the application.

Revolut was launched in July 2015. Prior to its launch in Russia, the service was available only to the UK and EU residents. Revolut is used by almost 2 million people and over 30,000 companies. In 2018, Revolut will launch in India, Russia, USA, Australia, Singapore, Hong Kong and several other countries.

Andrey Protopopov, Head of IT and Product of QIWI Group said, “QIWI is one of the first Russian companies that has implemented a number of APIs that allow the use of QIWI Bank infrastructure as a platform for developing fintech projects. We optimized our technological processes and opened our payment infrastructure in order to help accelerate the launch of internationally recognized and demanded fintech projects in Russia. Now we are ready to go international with this platform, starting with the partnership with the leading European fintech-startup company Revolut. Partnership with QIWI helps Revolut to be in full compliance with the Russian legislation and offers easy integration with the developed payment infrastructure, allowing the project team to focus on attracting new users in Russia and developing new functionality of the application.”

Bogdan Uzbekov, Head of Revolut in Russia commented, “When we started our expansion, we talked with 30 local banks and non-commercial organizations and decided to partner with QIWI, which offered the best in class technological flexibility, understanding of the regulatory environment as well as fast decision-making. It is also important that QIWI shares our views on the future of the financial sector. Like Revolut, QIWI strives to use technology to make everyday financial services faster, more convenient, more transparent and much cheaper for users.

Russia is an attractive market for Revolut. We see that there are many users who suffer from expensive and inconvenient financial services, especially currency exchange and outbound money transfers. Our service is already recognized and anticipated in Russia. We are confident that we will surpass the one million users mark in the first two years of operations. Furthermore, a large part of our technological team is in Russia and we plan to expand it significantly in the coming months. A strong consumer brand will increase the recognition of the company as an employer and help us hire several hundred talented developers.”

About QIWI

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.1 million virtual wallets, over 152,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 76 billion cash and electronic payments monthly connecting over 50 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

About Revolut

Revolut is an international IT company working in the financial technologies sector.

The first and core products of the company include an application and a card that allows its users to spend, change and transfer most of the world’s currencies at a stock exchange rate without commissions of the payment systems. Over time, Revolut launched platforms for insurance, lending, trade in crypto-currencies and began to serve legal entities. Revolut aims to launch tools for trading in securities and subscription for premium accounts.

The company’s goal is to build a global financial platform that provides access to all necessary financial services anywhere in the world, many times faster, cheaper and more convenient than any traditional local bank.

Revolut products are used daily by about 250,000 people and by about 1 million monthly. Close to 60 million transactions totaling over USD 15 billion were processed through the service.

Since July 2015, Revolut has attracted $340 million of investment from the Index Ventures, Balderton Capital, Ribbit Capital and DST Global. In December 2017, the company passed the break-even point.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com